File No. 70-10199

                United States Securities and Exchange Commission
                             Washington, D.C. 20549
                    ________________________________________
                                   Form U-1/A
                   Amendment No. 1 to Application/Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935
                    ________________________________________

                                   Enron Corp.
                        Indicated Enron Corp. affiliates
                                and subsidiaries
                                1400 Smith Street
                              Houston, Texas 77002

                    (Names of companies filing this statement
                  and addresses of principal executive offices)
                    ________________________________________
                                       N/A
                    (Name of top registered holding company)
                    ________________________________________

                                   Enron Corp.
                           Attn.: Corporate Secretary
                                1400 Smith Street
                                Houston, TX 77002

                   (Names and addresses of agents for service)

                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

   Robert H. Walls, Jr.         William S. Lamb           Sonia C. Mendonca
     General Counsel        LeBoeuf, Lamb, Greene      LeBoeuf, Lamb, Greene
     David M. Koogler           & MacRae, L.L.P.           & MacRae, L.L.P.
Assistant General Counsel    125 West 55th Street     1875 Connecticut Avenue NW
       Enron Corp.          New York, NY 10019-5389      Washington, DC 20009
    1400 Smith Street      Telephone: (212) 424-8170  Telephone: (202) 986-8195
    Houston, TX 77002      Facsimile: (212) 424-8500  Facsimile: (202) 956-3321
Telephone: (713) 853-6161
Facsimile: (713) 646-6227
Facsimile: (713) 646-3092

                                   FORM U-1/A
                   AMENDMENT NO. 1 TO APPLICATION/DECLARATION
              UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

          On February 6, 2004, Enron Corp. and certain subsidiaries, filed an Application on Form U-1 under File No. 70-10199. This Amendment No. 1 to the Application amends Item 5 in its entirety.

                                    * * * * *

Item 5.  Procedure

          Applicants respectfully request the Commission to issue and publish forthwith the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify the minimum period allowed for the submission of comments.

          Pursuant to Rule 62(d), Applicants designate the date of the Commission's order granting the authorizations requested in the Application as the date on which the declaration regarding solicitations also would become effective. Prior to Enron's registration under the Act and pending the receipt of the Commission's order, Applicants intend to continue the solicitation of creditor votes on the Plan in the manner directed by the Bankruptcy Court pursuant to the Disclosure Statement Order and described in Section 1.F above.

          In addition, provided that the settlement offer made by Enron described herein is approved by the Commission, Applicants submit that (a) a recommended decision by a hearing or other responsible officer of the Commission is not needed, (b) IM may assist in the preparation of the Commission's decision, and (c) there should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

          Enron reserves the right to contest Commission jurisdiction over the Plan and the solicitation of creditors under Sections 11(f) and (g) of the Act if the Commission does not enter orders granting the Plan Application (and a report on the Plan consistent therewith) and the Omnibus Application in substantially the form proposed in the settlement offer, or if the Commission rejects the settlement offer.

                                    * * * * *

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment to be signed on their behalf by the undersigned officers thereunto duly authorized.

Date: February 17, 2004

                           ENRON CORP. on its behalf and on behalf of its subsidiaries listed on Exhibit H.

                           By: /s/ Raymond M. Bowen, Jr.
                               --------------------------
                           Name:  Raymond M. Bowen, Jr.
                           Title: Executive Vice President and Chief Financial Officer of Enron Corp.